UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 1, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 03 September 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 03 September 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3.             A News Release dated 05 September 2018 entitled ‘VODAFONE AND TELECOM ARGENTINA ANNOUNCE PARTNERSHIP AGREEMENT’

4.             A Stock Exchange Announcement dated 07 September 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 18 September 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 5613Z

Vodafone Group Plc

03 September 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2018:

Vodafone’s issued share capital consists of 28,815,231,618 ordinary shares of US$0.20 20/21 of which 2,100,010,714 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,715,220,904. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 6117Z

Vodafone Group Plc

03 September 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Richard Furse
2	Reason for the notification
a)	Position/status	Person closely associated with Dame Clara Furse, a non-executive director of the Company.
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6558	2,500
		GBP 1.6558	1,464
		GBP 1.6560	498
		GBP 1.6560	11,721
		GBP 1.6562	3,020
		GBP 1.6562	8,705
		GBP 1.6564	5,000
		GBP 1.6564	5,625
		GBP 1.6566	750
		GBP 1.6566	5,632
		GBP 1.6568	3,295
		GBP 1.6568	1,790

d)	Aggregated information: volume, Price	Aggregated volume: 50,000 Ordinary shares Aggregated price: GBP 82,813.69
e)	Date of the transaction	2018-09-03
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 8794Z

Vodafone Group Plc

05 September 2018

VODAFONE AND TELECOM ARGENTINA ANNOUNCE PARTNERSHIP AGREEMENT

Vodafone and Telecom Argentina today jointly announced a new Partner Market agreement for Argentina.

Under the non-equity agreement Vodafone provides strategic advice to Telecom Argentina and shares global best practice in a range of areas including customer service and retail, technology, IT and procurement.

Vodafone Partner Markets Chief Executive Diego Massidda said: “This partnership allows Telecom Argentina to benefit from Vodafone’s international experience and expertise, and access our company’s global products and services.  I am delighted that Telecom is joining us as one of our Partner Markets and I am looking forward to our relationship growing in the coming years.”

Carlos Moltini, CEO of Telecom Argentina, said: “At Telecom Argentina, the customer is the centre of all our decisions.  That’s why we have decided to work with Vodafone to strengthen our business strategies, drawing on Vodafone’s experience to offer our customers a wide range of services to a high international standard.  Vodafone’s expertise also adds value to the proposals we are planning to deploy in the future.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Telecom Argentina
Media relations
PrensaTelecom@teco.com.ar

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding. Established in 2002, Vodafone Partner Markets now partners with 30 companies in 46 countries.

About Telecom Argentina

Telecom Argentina is one of the Argentina’s leading telecommunication companies that was born from the union of two large Argentine companies: Telecom and Cablevisión.

This new company keeps transforming the digital experience of its customers by offering a secure, flexible and dynamic service, in different kind of devices, with fixed and mobile high-speed connections, through an integrated content platform.

With a strategic plan focused on the deployment of state-of-the-art technology and unified systems, the Company is investing US$ 5,000 million between 2018 and 2020 to consolidate a better and more sustainable infrastructure.

Through its commercial brands, Telecom Argentina offers fixed and mobile telephony, data transmission, pay television and Internet services for individuals, companies and governments throughout the country. Telecom also offers mobile service in Paraguay and pay television in Uruguay.

RNS Number: 1703A

Vodafone Group Plc

07 September 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities
a)	Name	Gerard Kleisterlee
2	Reason for the notification
a)	Position/status	Vodafone Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6433	112,922

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 112,922 Ordinary shares Aggregated price of shares acquired: GBP 185,564.72
e)	Date of the transaction	2018-09-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer-Designate
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	150,151

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 150,151 Ordinary shares Aggregated price of shares acquired: GBP 248,259.66
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	180,182

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 180,182 Ordinary shares Aggregated price of shares acquired: GBP 297,912.92
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	99,100

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 99,100 Ordinary shares Aggregated price of shares acquired: GBP 163,851.94
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	180,182

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 180,182 Ordinary shares Aggregated price of shares acquired: GBP 297,912.92
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	18,017

d)	Aggregated information: volume, Price	Aggregated volume of shares purchased: 18,017 Ordinary shares Aggregated price of shares purchased: GBP 29,789.31
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.6534	156,158

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 156,158 Ordinary shares Aggregated price of shares acquired: GBP 258,191.64
e)	Date of the transaction	2018-09-07
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 1504B

Vodafone Group Plc

18 September 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities
a)	Name	Michel Demaré
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.678011	50,000

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 50,000 Ordinary shares Aggregated price of shares acquired: GBP 83,900.55
e)	Date of the transaction	2018-09-18
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 1, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary